
May 27, 2025

Carrie Eglinton Manner
President and Chief Executive Officer
OraSure Technologies, Inc.
220 East First Street
Bethlehem, PA 18015

> **Re: OraSure Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 20, 2025**
> **File No. 333-287446**

Dear Carrie Eglinton Manner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Justin Platt, Esq.